Exhibit 99.2

AGOMAB THERAPEUTICS NV

Posthoflei 1 box 6
2600 Antwerpen (Berchem)

Company number: 0674.527.310

RLE Antwerp, section Antwerp

(The “Company”)

Invitation to the special and extraordinary general shareholders’ meeting on September 11, 2026

Dear all,

The Board of Directors of AgomAb Therapeutics NV is pleased to invite the holders of securities issued by the Company, the directors and the statutory auditor of the Company to the special and extraordinary general shareholders’ meeting (the “general meeting”) of the Company.

The general meeting will take place on Friday September 11, 2026 at 2:30pm (CEST) at the registered office of the Company at Posthoflei 1/6, 2600 Antwerp (Berchem), Belgium. After the agenda of the special general shareholders’ meeting has been concluded, the meeting will continue as an extraordinary general shareholders' meeting before a notary public.

Agenda and proposed resolutions of the special general shareholders’ meeting

Please find below the agenda to be discussed at the special general meeting of shareholders (“SGM”), including the proposed resolutions:

1.	Appointment of Mr. Marino Garcia as a member of the Board of Directors.[1]

Proposed resolution: As proposed by the Board of Directors and in accordance with the recommendation of the Company’s remuneration, nomination and corporate governance committee, the SGM resolves to appoint Mr. Marino Garcia, who elects domicile at the Company’s registered office, as a non-executive director for a term of four years ending immediately after the annual general meeting to be held in 2030. For the performance and duration of his mandate, Mr. Garcia is entitled to the annual remuneration as approved by the extraordinary general meeting of shareholders of the Company on January 15, 2026 and as determined in the notarial deed of February 9, 2026.

2.	Appointment of Dr. Naimish Patel as a member of the Board of Directors.[2]

Proposed resolution: As proposed by the Board of Directors and in accordance with the recommendation of the Company’s remuneration, nomination and corporate governance committee, the SGM resolves to appoint Dr. Naimish Patel, who elects domicile at the Company’s registered office, as a non-executive director for a term of four years ending immediately after the annual general meeting to be held in 2030. For the performance and duration of his mandate, Dr. Patel is entitled to the annual remuneration as approved by the extraordinary general meeting of shareholders of the Company on January 15, 2026 and as determined in the notarial deed of February 9, 2026.

1 For further information regarding Mr. Garcia, please refer to his biography available on the Company’s website.

2 For further information regarding Dr. Patel, please refer to his biography available on the Company’s website.

English free translation for information purposes only

No attendance quorum: There is no attendance quorum for the deliberation and voting on the agenda items referred to in the above agenda of the SGM.

Voting and majority: Subject to applicable statutory provisions, each share shall carry one vote. In accordance with applicable law, the proposed resolutions referred to in the above agenda of the SGM shall be adopted if they are approved by a simple majority of the valid votes cast by the shareholders. Pursuant to article 7:135 of the Companies and Associations Code of March 23, 2019 (as amended from time to time) (the “Companies and Associations Code”), holders of subscription rights may attend the SGM, but only with an advisory vote.

Agenda and proposed resolutions of the extraordinary general shareholders’ meeting

Please find below the agenda to be discussed at the extraordinary general shareholders’ meeting (“EGM”), including the proposed resolutions:

1.	Consolidation and split of the Pre-IPO subscription rights

Explanatory note: Within the framework of the initial public offering by the Company of new shares represented by American Depositary Shares (the "IPO"), all of the ordinary shares of the Company that were outstanding immediately prior to the completion of the IPO (the "IPO Closing") were split into a new and increased number of shares pursuant to a ratio (the "Split Ratio") of 21.6450216450216 new ordinary shares for one (1) existing ordinary share (the "IPO Stock Split"). The IPO Stock Split was approved in principle by the extraordinary general shareholders' meeting held on 15 January 2026 (the "IPO EGM"), was further implemented on the basis of powers of attorney granted by the IPO EGM, and entered into force on 9 February 2026 at the time of the IPO Closing. The IPO EGM also decided that the IPO Stock Split was, mutatis mutandis, to be effected in the same manner and in accordance with the same rules and ratios with respect to the outstanding subscription rights of the Company at the time of the implementation of the IPO Stock Split (such subscription rights, the "Pre-IPO Subscription Rights"), in each case in the manner contemplated in the respective terms and conditions of these subscription rights. As a result of the IPO Stock Split, therefore, each Pre-IPO Subscription Right currently entitles the holder thereof to subscribe for 21.6450216450216 new ordinary shares per Pre-IPO Subscription Right (subject to the applicable terms and conditions of such subscription right). The subscription rights that were created immediately following the IPO Closing (the "Post-IPO Subscription Rights") each entitle the holder thereof to subscribe for one (1) new ordinary share per Post-IPO Subscription Right (subject to the applicable terms and conditions of such subscription right). In order to simplify the management of the Pre-IPO Subscription Rights, the Board of Directors proposes to the EGM to consolidate and split the respective Pre-IPO Subscription Rights into a greater number of subscription rights in accordance with the Split Ratio, such that each Pre-IPO Subscription Right entitles the holder thereof to subscribe for one (1) new ordinary share, and to adjust the exercise price of the respective Pre-IPO Subscription Rights proportionally in accordance with the same Split Ratio. All other features, terms and conditions of the Pre-IPO Subscription Rights remain unchanged. As the intrinsic value of the Pre-IPO Subscription Rights immediately before and immediately after the Subscription Right Split (as defined below) is maintained, the proposed consolidation and split should be neutral from a financial and economic perspective.

English free translation for information purposes only

Proposed resolution: The EGM has taken note of the aforementioned explanatory note and resolves, with effect as from the date of the EGM, to consolidate the Pre-IPO Subscription Rights and to split the Pre-IPO Subscription Rights into a greater number of subscription rights in accordance with the Split Ratio (the "Subscription Right Split"), subject to the following terms and conditions:

(a)	All of the Pre-IPO Subscription Rights that are outstanding on the date of the EGM shall, by operation of law and without any further act or formality, be consolidated and split into a greater number of subscription rights at a ratio equal to the Split Ratio, so that each Pre-IPO Subscription Right shall be split into 21.6450216450216 new subscription rights. As a result of and in connection with such consolidation and split: (i) each subscription right following the Subscription Right Split shall entitle the holder thereof to subscribe for one (1) new ordinary share of the Company (subject to the applicable terms and conditions of such subscription right, as amended pursuant to the present EGM resolution); and (ii) the exercise price of each subscription right following the Subscription Right Split shall be equal to the applicable exercise price of the relevant Pre-IPO Subscription Right prior to the Subscription Right Split divided by the Split Ratio (subject to the rounding provisions set out in paragraph (c) below).

(b)	No fractions of new subscription rights shall be created as a result of the Subscription Right Split. The Subscription Right Split shall be calculated for each holder of Pre-IPO Subscription Rights individually, and this per individual offer of Pre-IPO Subscription Rights issued by the Company within the framework of the same subscription right plan and having the same exercise price. If such calculation for the Pre-IPO Subscription Rights within such individual offer results in a number of subscription rights that is not a whole number, such number shall be rounded up to the nearest whole number.

(c)	Any calculation of the applicable exercise price of a subscription right following the Subscription Right Split in accordance with paragraph (a) that results in an amount with more than two (2) decimal places shall be rounded to the nearest two (2) decimal places. If the third decimal digit is five (5) or greater, the amount shall be rounded up; otherwise, it shall be rounded down.

(d)	Save for the adjustments to the number of subscription rights and the relevant exercise price resulting from the Subscription Right Split, all other terms and conditions of the Pre-IPO Subscription Rights (such as, the vesting, the term and exercise conditions) shall remain mutatis mutandis unaffected and in full force and effect, except for such amendments as are technically necessary to give effect to the Subscription Right Split. Furthermore, the Subscription Right Split shall not affect the aggregate exercise price payable by a holder upon exercise of all of such holder's subscription rights offered within a given individual offer issued by the Company within the framework of the same subscription right plan and having the same exercise price, except to the extent of any rounding adjustments pursuant to paragraphs (b) and (c).

(e)	The Subscription Right Split shall not apply to the Post-IPO Subscription Rights.

(f)	The Board of Directors is authorised to further implement, administer and execute the Subscription Right Split as provided for in paragraphs (a) to (e) above, including, without limitation, the power to: (i) calculate and record in the subscription right register, relevant subscription right plans and any other records of the Company the new number of subscription rights for each relevant holder of Pre-IPO Subscription Rights, together with the relevant exercise price of such subscription rights; (ii) make such other amendments to the terms and conditions of the subscription rights as may be useful, appropriate or necessary to give effect to the terms and underlying principles of the Subscription Right Split; and (iii) take such other actions and execute such other documents as may be useful, appropriate or necessary in connection with the foregoing. The Board of Directors shall be authorised to (fully or partially) sub-delegate the execution of its powers.

English free translation for information purposes only

Practical example: The following example illustrates the application of the Subscription Right Split (including the rounding mechanisms set out in paragraphs (b) and (c) above) to hypothetical holders of Pre-IPO Subscription Rights. The example is provided for illustrative purposes only and does not form part of the resolution. Assume that a holder holds 7 Pre-IPO Subscription Rights with an exercise price of EUR 52.13 per subscription right. Following the Subscription Right Split: (i) the number of subscription rights is calculated as 7 × 21.6450216450216 = 151.5151515151512, which is rounded up to 152 subscription rights (pursuant to paragraph (b)); and (ii) the exercise price per subscription right is calculated as EUR 52.13 / 21.6450216450216 = EUR 2.408406, which is rounded to EUR 2.41 (pursuant to paragraph (c), the third decimal digit being 8, i.e. equal to or greater than 5). The aggregate exercise price before the Subscription Right Split is EUR 364.91 (7 × EUR 52.13). The aggregate exercise price after the Subscription Right Split is EUR 366.32 (152 × EUR 2.41). The difference of EUR 1.41 is de minimis.

Attendance quorum: According to the Companies and Associations Code, an attendance quorum of at least 50% of the outstanding shares must be present or represented for the deliberation and voting on the items of the aforementioned agenda of the extraordinary general meeting. If such attendance quorum is not reached, a second extraordinary general shareholders’ meeting will be convened before a notary public for these agenda items, unless, as the case may be, decided otherwise on behalf of the board of directors, and the attendance quorum requirement will not apply to such second meeting.

Voting and majority: Subject to applicable statutory provisions, each share shall carry one vote. In accordance with applicable law, the proposed resolutions referred to in the above agenda of the extraordinary general meeting shall be adopted if they are approved by a majority of 75% of the valid votes cast by the shareholders. Pursuant to article 7:135 of the Companies and Associations Code of March 23, 2019 (as amended from time to time) (the “Companies and Associations Code”), holders of subscription rights may attend the extraordinary general meeting, but only with an advisory vote.

Attendance at the general meeting:

In order to be admitted to the general meeting, holders of securities issued by the Company must comply with the formalities set out below, in accordance with article 22 of the Company’s articles of association juncto article 7:134 of the Companies and Associations Code.

The right to attend the general meeting and to exercise voting rights (where applicable) is determined on the basis of the registration of the relevant securities in the relevant register for those securities on Friday September 4, 2026 at 00:00 (CEST) (the “Record Date”), regardless of the number of shares held by the shareholder on the day of the general meeting. Only people who are shareholders or holders of subscription rights of the Company on the Record Date are entitled to attend the general meeting and to exercise voting rights (where applicable).

In addition, shareholders must give written notice of their intention to attend the general meeting, stating the number of shares with which they wish to participate. This notice must be sent by email to ellen.lefever@agomab.com and must be received no later than Wednesday September 9, 2026 at 11:59 pm CEST (the “Notification Date”). A completed and signed proxy form or voting form (for shareholders only) will be deemed to constitute such notification provided that it is sent by email to ellen.lefever@agomab.com and is received no later than the Notification Date.

Natural persons who wish to attend the general meeting in person in their capacity as a shareholder, holder of subscription rights, proxy or representative of a legal entity must be able to prove their identity in order to gain access to the general meeting.

Representatives of legal entities or natural persons must also present documents proving that they are authorized to act as representatives.

English free translation for information purposes only

Power of attorney

In accordance with article 23 of the articles of association, securityholders entitled to attend the general meeting may be represented by a proxy holder.

Shareholders wishing to make use of this possibility must return the attached power of attorney form, duly completed and signed, to the Company by email to ellen.lefever@agomab.com.

The power of attorney form must be received by the Company no later than the Notification Date.

Voting by letter

In accordance with article 27 of the articles of association, shareholders who are entitled to attend the general meeting may vote by letter using the enclosed voting form.

Shareholders wishing to make use of this possibility must return the attached voting form, duly completed and signed, to the Company by email to ellen.lefever@agomab.com.

The voting form must be received by the Company no later than the Notification Date.

Miscellaneous

Holders of American Depository Shares (“ADSs”) of the Company will receive the necessary information, documents and instructions relating to the general meeting, and the exercise of voting rights for the ordinary shares represented by these ADSs, from The Bank of New York Mellon, as depositary, or from the broker, bank or other nominee with whom they hold these ADSs.

Holders of securities are entitled to ask questions at the general meeting or in writing prior to the general meeting, to the Board of Directors regarding the agenda and to the statutory auditor regarding his report (if applicable). Written questions must be sent to the Company by email to ellen.lefever@agomab.com. Written and oral questions will be answered during the relevant meeting in accordance with applicable law. Furthermore, in order for written questions to be considered, holders of securities issued by the Company who submitted the relevant written questions must meet the conditions for participating in the meeting, as described above.

This invitation to the general meeting has been drawn up in Dutch. The English free translation is provided for information purposes only. In the event of any discrepancies or differences in interpretation between the two versions, the Dutch version shall always take precedence.

Availability of documents

In preparation for the general meeting, please consult the documents listed below, which are attached hereto and available on the Company’s website (https://ir.agomab.com/governance/shareholder-meetings).

1.	Professional biography of Mr. Marino Garcia
2.	Professional biography of Dr. Naimish Patel
3.	Proxy form;
4.	Voting form.

Prior to the general meeting, the Company’s holders of securities may also obtain a copy of the aforementioned documentation free of charge at the Company’s registered office (Posthoflei 1, Box 6, 2600 Antwerp (Berchem), Belgium).

Sincerely, on behalf of the Board of Directors

English free translation for information purposes only